June 3, 2005

BY EDGAR AND FAX (202-772-9368)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	TreeHouse Foods, Inc.
Form 10 Registration Statement
File No. 001-32504

Dear Mr. Schwall:

     Further to our conversation with Ms. Moncada-Terry on June 2, 2005 and on behalf of TreeHouse Foods, Inc. (the “Company”), enclosed please find proposed amendments to the Company’s registration statement on Form 10, as well as a draft letter from the Company in response to comments received from the Commission on June 1, 2005. For your convenience, we have marked the proposed amendments to reflect all changes since the Company’s previous filing with the commission on May 13, 2005.

     We would be grateful for the opportunity to speak with you regarding the proposed amendments at your earliest convenience. After you have had the opportunity to review the enclosed materials, please telephone Catherine Brown of this firm at (202) 663-6968 or me at the telephone number indicated above to arrange a mutually convenient time to discuss.

Sincerely yours,

/s/ Erika L. Robinson

Erika L. Robinson
Partner

cc:	Sam K. Reed
Meredith B. Cross
Carmen Moncada-Terry
Timothy Levenberg

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THE DISTRIBUTION

Background and Reasons for the Distribution

     Background. The Board of Directors and management of Dean Foods regularly review the various businesses conducted by Dean Foods to ensure that resources are deployed and activities are pursued in the best interests of Dean Foods’ stockholders. In early 2004, Dean Foods management began to consider strategic alternatives for Dean Foods’ Specialty Foods Group business because management had come to view the principal focus of Dean Foods as its dairy and branded products businesses and the Specialty Foods Group’s business did not fit within that focus.

     In February 2004, Dean Foods commenced negotiations with a publicly traded food manufacturer regarding a potential transaction involving a spin-off of the Specialty Foods Group and a subsequent merger between the Specialty Foods Group and the publicly traded food manufacturer. Negotiations continued through the spring and summer before terminating in August 2004 when the parties determined that they ~~would not be able to agree on terms for a transaction.~~could not agree on mutual valuations for their respective businesses based upon their initial due diligence investigations.

     ~~From time to time throughout 2004, Dean Foods received inquiries from various prospective purchasers of its Specialty Foods Group business, but no discussions with any such purchasers proceeded beyond a preliminary stage.~~

     Following termination of merger discussions with the publicly traded food manufacturer, Gregg Engles, in his capacity as Chairman of the Board and Chief Executive Officer of Dean Foods, contacted Sam Reed to determine if Mr. Reed and ~~his~~the other management ~~team~~investors might have an interest in managing the Specialty Foods Group business. Mr. Engles was aware that Mr. Reed and ~~his~~the other management ~~team~~investors were investigating investment opportunities in the consumer packaged goods industry following expiration of their employment with Keebler Foods Company. Prior to such time, neither Mr. Reed nor the other management investors had been affiliated in any way with Dean Foods or the Specialty Foods Group; however, Mr. Engles believed that the management investors would bring significant value to the Specialty Foods Group business by virtue of their prior management experience. Dean Foods and the management investors subsequently negotiated a transaction in which the assets of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses would be transferred to a newly formed company in which Mr. Reed and the other management investors would make ~~an~~a $10 million equity investment, representing approximately 1.7% of the company’s outstanding common stock, and the shares of this newly formed company owned by Dean Foods, representing approximately 98.3% of the company’s outstanding common stock, would be distributed to Dean Foods’ ~~shareholders. The terms of the transaction~~stockholders. See “Our Relationship with Dean Foods after the Distribution — Stockholders Agreement.” The terms of the equity investment by the management investors, including the terms of the stockholders agreement

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and the employment agreements, were arrived at by arms’ length negotiation between Dean Foods and the management investors. In negotiating the specific terms of the transaction, including the amount of the walk-away penalties, the number of options to be granted and the aggregate compensation to be earned by the management investors, Dean Foods and the management investors took into account the following factors:

•	the management investors’ desire to hold a significant equity stake in TreeHouse, as well as their willingness to invest up to $10 million in cash in the business;

•	the compensation, including equity based-awards, of executive officers of various midsize, publicly traded consumer packaged goods companies;

•	the return on the management investors’ equity investment required by the management investors in the event that the distribution did not occur;, as described more fully under “— Distribution Conditions”;

•	the expected period of time between the announcement by Dean Foods of its intention to pursue the transaction on January 27, 2005 and the distribution date;

•	the likelihood of the transaction being completed as expected;

•	the contractual restrictions on resale of TreeHouse common stock agreed to by the management investors;, as described under “Our Relationship with Dean Foods after the Distribution — Stockholders Agreement”;

•	the equity-based awards required by the management investors in the form of restricted stock and options to purchase shares of our common stock, together with the shareholder return objectives and vesting schedule related to the vesting of such awards;, each as described under “Executive Compensation — Employment Contracts”;

•	the experience ~~and market reputation~~ of the management investors, as described under “Management — Our Directors and Executive Officers,” as well as their market reputation;

•	the ~~contemplated~~ business strategy for the new company contemplated by the management investors, as described under “Our Business and Properties — Business Strategy”;

•	the noncompetition covenants contained in the management investors’ employment agreements; and

•	the size of the Specialty Foods Group business and the allocation of liabilities of the transferred businesses.

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     In view of the variety of factors considered in negotiating the specific terms of the transaction, Dean Foods did not quantify or otherwise assign relative weights to the factors considered in negotiating the specific terms of the transaction. For additional information regarding Dean Foods’ reasons for the distribution, see “— Reasons for the Distribution”.

     On January 26, 2005, at a special meeting of the Dean Foods Board of Directors, the Dean Foods Board evaluated the proposed ~~transaction, comparing it to theoretical, strategic alternatives, including a sale to a strategic buyer or a leveraged buyout transaction.~~ spin-off of our company, including consideration of the following factors:

•	Transaction Overview. The Dean Foods Board reviewed the proposed structure, financial terms and conditions of the spin-off and equity investment by the management investors, as well as management’s strategic rationale and the expected benefits of the proposed spin-off. In connection with evaluating the specific terms of the transaction, including the equity investment by the management investors, the Dean Foods Board reviewed alternative, potential valuations of our company prepared by Merrill Lynch in its capacity as financial adviser to Dean Foods.

•	Review of Hypotheticial, Alternative Transactions. The Dean Foods Board compared the proposed spin-off transaction to several hypothetical, strategic alternatives, including a sale to a strategic buyer, a leveraged buyout transaction and an Income Deposit Securities transaction, or IDS. The comparison by the Dean Foods Board included consideration of a presentation on these alternative transactions prepared by Merrill Lynch and included a summary of the risks and benefits associated with each alternative transaction and addressed, among other things, the following considerations:

•	the potential net cash proceeds to be generated for Dean Foods;

•	the potential tax consequences of the proposed transaction for Dean Foods and its stockholders;

•	the transaction’s sensitivity to market conditions and timing delays;

•	Dean Foods’ belief that there was no evident strategic buyer for the businesses as a whole to be transferred to us in connection with the spin-off; and

•	potential limitations on future acquisitions and organic growth for the new company.

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•	TreeHouse Management. The Dean Foods Board reviewed the management experience and professional qualifications of the management investors together with summaries of the material terms of the stockholders agreement and employment agreements to be entered into with the management investors in connection with their investment in our company.

•	Additional Considerations. In addition to the factors listed above, the Dean Foods Board also reviewed the tax consequences and leverage implications of the proposed spin-off for Dean Foods and our company.

     Following this evaluation, the Dean Foods Board approved pursuing a tax-free spin-off of our company, which upon completion of the spin-off would consist of Dean Foods’ Specialty Foods Group, Mocha Mix®, Second Nature® and foodservice salad dressings businesses. In addition, the Dean Foods Board approved the hiring of, and the equity investment by, the management investors. ~~The Dean Foods Board also approved~~, as well as the filing with the IRS of a private letter ruling request ~~and, on~~. On March 30, 2005, the Dean Foods Board, acting by written consent, approved, among other things, the filing with the SEC of a registration statement and information statement with respect to the distribution and the filing with the New York Stock Exchange of a listing application with respect to our common stock.

     On          ~~, 2005,~~ May 24, 2005, the Dean Foods Board at a regularly scheduled meeting again evaluated the proposed spin-off of our company, which evaluation included an analysis by Dean Foods’ management of Dean Foods’ solvency following the distribution and consideration of updated information from Merrill Lynch regarding the valuation of our company and analyses regarding stock price performance of other recent spin-off transactions. Following this evaluation, the Dean Foods Board authorized the distribution of our common stock to Dean Foods’ stockholders by means of a tax-free spin-off subject to satisfaction of certain conditions, including our registration statement on Form 10, of which this information statement is a part, becoming effective under the Securities Exchange Act of 1934, as amended, and a duly appointed committee of the Dean Foods Board of Directors authorizing the distribution ratio and the record and distribution dates. See “— Distribution Conditions.” ~~The factors that served as the basis for the Dean Foods Board’s decision are described below and no relative weights were assigned by the Board to each factor. See “— Reasons for the Distribution.”~~

     Dean Foods engaged Merrill Lynch to advise and assist Dean Foods in connection with the distribution, as well as in connection with the earlier negotiations with the publicly traded food manufacturer. Merrill Lynch was not engaged to furnish ~~an~~any fairness or other financial opinion to the Board as to the distribution. Dean Foods also engaged Mercer Human Resources Consulting as a compensation consultant to provide market data to assist ~~in determining~~management in its negotiation of the compensation to be paid to the management investors.

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June ˜, 2005

BY EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:	TreeHouse Foods, Inc.
Form 10 Registration Statement
File No. 001-32504

Dear Mr. Schwall:

     On behalf of TreeHouse Foods, Inc. (“TreeHouse” or the “Company”), submitted herewith for filing is Amendment No. 1 to the Registration Statement referenced above (as amended, the “Registration Statement”). The Company is filing this Registration Statement in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 1, 2005 (the “Letter”) to Mr. Sam K. Reed, Chief Executive Officer of TreeHouse. For the convenience of the Staff, we are sending in paper format by hand delivery copies of this letter and the Registration Statement, marked to reflect all changes since the previous filing, as well as supplemental materials in support of certain statements made by Mr. Reed in his letter to TreeHouse stockholders, which accompanies the information statement filed as Exhibit 99.1 to the Registration Statement. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement.

The Distribution, page 21

Comment 1:	Expand the second and third paragraphs to provide more detail as to why Dean Foods was unable to reach acceptable terms with the publicly traded food manufacturer and the substance of inquiries received from “various prospective purchasers.” Please see our comment number 3 in our letter of April 29, 2005.

Securities and Exchange Commission
June ˜, 2005

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page ˜ of the information statement. Upon further review, it was determined that Dean Foods Company (“Dean Foods”) did not receive inquiries from prospective purchasers of its Specialty Foods Group business in 2004, although it had received such inquiries prior to the time in early 2004 that Dean Foods’ management began to consider strategic alternatives for Dean Foods’ Specialty Foods Group business. Accordingly, this language has been deleted.

Comment 2:	Clarify the position and relationship of Mr. Engles and Mr. Reed to Dean Foods and the Specialty Foods Group at the time that Mr. Engles contacted Mr. Reed as cited in the fourth paragraph. Please be more specific about what you mean by Mr. Reed’s “management team.” Are they the same as the “management investors”?

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page ˜ of the information statement.

Comment 3:	Expand the discussion in the fourth paragraph to quantify, and describe the terms of, the equity investment to be made by Mr. Reed and the other management investors and indicate the extent of their equity holding as a result.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page ˜ of the information statement.

Comment 4:	Expand the bullets at the end of the fourth paragraph to quantify, where possible, or otherwise explain, each point.

Response:	The Company acknowledges the Staff’s comment and has added cross-references to several of the bullets at the end of the fourth paragraph to indicate where additional information, including quantitative information, regarding the terms of the management investors equity investment, the compensation to be paid to them in connection with their service to the Company and other relevant information can be found. Please note that we have cross-referenced this information to avoid repetitive disclosure. In addition, the Company has added additional disclosure at the end of the fourth paragraph to clarify that Dean Foods did not quantify or otherwise assign relative weights to the various factors listed in this paragraph. Please see page ˜ of the information statement.

Comment 5:	Expand the fifth paragraph to provide a reasonably detailed summary of the Board’s evaluation of the proposed transaction at its January 26, 2005 meeting. Address any alternatives and quantitative analyses considered by the Board in approving the transaction.

Securities and Exchange Commission
June ˜, 2005

Response:	The Company acknowledges the Staff’s comment and has expanded the fifth paragraph to provide further information regarding the factors considered by the Dean Foods Board in its evaluation of the proposed transaction. Please see page ˜ of the information statement. While we agree that disclosure regarding the strategic and commercial rationale for the spin-off and equity investment is appropriate, we believe that the level of disclosure proposed in response to the Staff’s comment is appropriate for a spin-off transaction of the type contemplated. In this regard, the Company notes that the equity investment undertaken by the management investors represents only 1.7% of the Company’s outstanding capital stock and, therefore, would not ordinarily be viewed as an acquisition transaction for purposes of public disclosure. The Company also notes that the parties to this transaction are completely unrelated, that the negotiations between them have been conducted at arms’ length and that the decision to approve the transaction was subject to the Dean Foods Board’s fiduciary duties.

Comment 6:	Tell us the nature of the advice provided by Merrill Lynch.

Response:	Merrill Lynch was engaged by Dean Foods to act as its exclusive financial adviser in connection the proposed separation of its Specialty Foods group business. In connection with this engagement, Merrill Lynch provided advice regarding the strategic rationale for, and possible alternatives to, the proposed spin-off transaction to the Dean Foods Board for its consideration. In this capacity, Merrill Lynch assisted Dean Foods’ management and the Dean Foods Board of Directors in developing indicative valuations of our company. However, Merrill Lynch was not engaged to furnish any fairness or other financial opinion to the Board regarding this transaction. In response to Comment 5, the Company has revised the Registration Statement to include further information regarding the advice provided by Merrill Lynch to the Dean Foods Board. Please see page ˜ of the information statement.

Comment 7:	Identify the compensation consultant engaged by Dean Foods.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page ˜ of the information statement.

Comment 8:	We hereby reissue comment 16, which requests that you make clear which conditions have been satisfied.

Response:	The Company acknowledges the Staff’s comment; however, to date none of the listed conditions have been satisfied. Although Dean Foods has received a revenue ruling from the IRS with respect to the proposed transaction, the ruling must remain in effect at the time of the distribution for this condition to be satisfied. Similarly, while the Dean Foods Board

Securities and Exchange Commission
June ˜, 2005

has provided conditional approval to the distribution agreement and the transactions contemplated thereby, this approval remains subject to final authorization from a special committee of the Board. Please also note that the Company has not yet received final approval for listing of its common stock on the New York Stock Exchange. The Company will review the disclosure in this section in connection with future filings and will revise accordingly to reflect satisfaction of any listed conditions.

Management, page 71

Comment 9:	Provide us with consents from Messrs. Bayly and Smith to being named as directors.

Response:	We believe that no consents are required for director nominees to be named in a registration statement filed under the Exchange Act. Furthermore, Messrs. Bayly and Smith, together with the other director nominees listed in the information statement, have now been elected as directors of the Company.

     It is expected that the Board of Directors of the Company will meet prior to June 10, 2005 to authorize, among other things, an amended charter and bylaws, various corporate governance charters and policies and a rights agreement with respect to the Company’s preferred stock purchase rights. Subject to clearance from the Staff and the New York Stock Exchange, the Company expects to request acceleration of the effectiveness of the Registration Statement on or about June 10, 2005.

     The Company has advised us that, with respect to the Registration Statement submitted herewith for filing, it acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	the Staff’s comments or changes in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June ˜, 2005

     If you have any questions concerning this response or require additional information concerning the Registration Statement, please telephone either the undersigned at the telephone number indicated above or Catherine Brown of this firm at (202) 663-6968.

Sincerely yours,

Erika L. Robinson
Partner

cc:	Sam K. Reed
Meredith B. Cross
Carmen Moncada-Terry
Timothy Levenberg